EXHIBIT G


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     September __, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by October __, 2001 to the Secretary, Securities and Exchange Commission, 450
5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After October __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     AMEREN CORPORATION, ET AL.    (70-[___])
     --------------------------

     Ameren Corporation ("Ameren"), a registered holding company whose principal executive offices are at 1901 Chouteau Avenue, St. Louis, Missouri 63103, and its direct and indirect wholly-owned non-utility subsidiaries, Union Electric Development Corporation ("UEDC") and CIPSCO Investment Company ("CIC"), of the same address, have filed an application-declaration in this proceeding designating Section 9(c)(3) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), as applicable to the proposed transactions. Ameren's public-utility subsidiaries are Union Electric Company and Central Illinois Public Service Company, which together serve approximately 1.5 million electric and 300,000 retail gas customers in portions of Missouri and Illinois, including St. Louis.


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     Ameren, through UEDC and CIC, or one or more other non-utility subsidiaries formed specifically for such purpose, requests authority to invest up to $125 million in total from time to time through December 31, 2006 in existing or new low-income housing projects, historic building or other qualified rehabilitated building projects, and/or "brownfield" remediation projects (collectively, "Tax Credit Projects") that qualify or are expected to qualify for Federal and/or State tax credits. Ameren will not take any active role in the development, management or operation of any Tax Credit Project and will not acquire any interest in any venture holding a Tax Credit Project if, as a result thereof, such venture would become an "affiliate" of Ameren. Ameren and its subsidiaries will, however, conduct appropriate due diligence activities in connection with making investments and manage such investments in order to protect the tax credits that each Tax Credit Project is entitled to and to assure that the physical properties are properly maintained. These activities will include reviewing and analyzing financial statements generated by the general partners, managing member or third-party property manager against the approved budget for the investments and conducting due diligence assessments to determine that the properties remain in compliance with the provisions of all applicable Federal and State regulations. Investment management in this context may also include on-site inspections to determine that the physical structures and grounds are maintained as quality affordable housing.

     The applicants state that, in general, a separate limited partnership or manager-managed LLC would be established for each new qualifying Tax Credit Project. This structure will allow for financing each Tax Credit Project on a stand-alone basis under the control of an unaffiliated third party, insulate each investment property from any liabilities that may arise in connection with the development or management of any other Tax Credit Project, and facilitate compliance with the requirements of Sections 42 of the Internal Revenue Code ("Code") (as applicable to low income housing properties) and Section 47 of the Code (as applicable to certified historic structures and other qualified rehabilitated buildings), or other laws.

     The applicants state that the low income housing tax credit ("LIHTC") program provides Ameren a major incentive to invest in low-income housing projects by generating a stream of tax credits that would reduce Ameren's federal and state income tax liability. Under the LIHTC program, equal annual tax credits are available over a ten-year period payable over eleven years, with the first and last years prorated. Under Section 42(h)(6)(A) of the Code, no credit is allowed for any taxable year unless an agreement between the housing project owner and the applicable state housing credit agency is in effect as of the end of such taxable year. Furthermore, pursuant to Sections 42(h)(6)(B)(i), 42(h)(6)(D) and 42(h)(6)(E)(ii) of the Code, such an agreement must prohibit any increase in gross rent for a period ending on the later of (a) the date specified by such agency in the agreement or (b) 15 years after the date when the building is placed in service. Thus, even though the flow of tax credits for an LIHTC property stops after ten years, the property remains subject to rent and income restrictions for at least fifteen years.

     Likewise, Ameren seeks to earn tax credits under Section 47 of the Code through investments in "certified historic structures" (defined as structures


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that are either listed in the National Register or located in a registered historic district and certified by the Secretary of the Interior as being of historic significance), as well as other types of "qualified rehabilitated buildings" (which could include apartment and office buildings, factories, warehouses, etc.) that were first placed in service before 1936. The tax credit is based on the qualified rehabilitation expenditures, as defined under the Code and regulations. It is equal to 20% in the case of "certified historic structures" and 10% in the case of other rehabilitated buildings. These credits are subject to possible recapture if the rehabilitated property is transferred before five years after it is placed in service. In addition to the federal tax credits, Ameren may also qualify for tax credits that are available under state law (including in Missouri) with respect to investments in historic building rehabilitation projects.

     In addition, Ameren also may obtain state income tax credits under
Section 447 of the Missouri State Tax Code through qualified investments in so-called "brownfield" sites that require environmental remediation in order to extend the useful life of a business property. The tax credit is based on a combination of qualified expenditures for environmental remediation and job creation by the businesses that occupy the renovated properties, as defined in the tax regulations. The credit is equal to 2.1% of the qualified investment in purchased or leased real estate or purchased or leased equipment per year, and is cumulative. Ameren requests authority to make passive investments in projects qualifying for these tax credits in Missouri or similar credits that may be available from time to time under the laws of other States in which Ameren or its subsidiaries have a state income tax liability.

     The applicants state that no State commission and no Federal commission, other than this Commission, has jurisdiction over the proposed transactions.


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